TZP Strategies Acquisition Corp.

7 Times Square, Suite 4307

New York, New York 10036

January 15, 2021

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Todd Schiffman

Re:	TZP Strategies Acquisition Corp.

Registration Statement on Form S-1, as amended

File No. 333-251773

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TZP Strategies Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 19, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Brooks Antweil, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3388, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Samuel Katz
Samuel Katz
Chief Executive Officer